April 24, 2025

Bun Kwai
Chief Executive Officer
QMMM Holdings Ltd
Unit 1301, Block C, Sea View Estate
8 Watson Road Tin Hau
Hong Kong

       Re: QMMM Holdings Ltd
           Draft Registration Statement on Form F-1
           Submitted April 18, 2025
           CIK No. 0001971542
Dear Bun Kwai:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Jeffrey Yeung